

March 25, 2015

Via E-mail
Mr. Brian Kistler
Chief Financial Officer
Success Holding Group International, Inc.
531 Airport North Office Park
Fort Wayne, Indiana 46825

> **Re:** **Success Holding Group International, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2014**
> **File No. 333-188563**
> **Form 10-KT for the Transition Period from February 28, 2014 to**
> **December 31, 2014**
> **Form 10-Q for the Quarterly Period Ended November 30, 2014**
> **File No. 000-55313**

Dear Mr. Kistler:

We have reviewed your response letters dated March 3, 2015 and March 12, 2015 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-KT for the Transition Period from February 28, 2014 to December 31, 2014

Cover Page

1. We note your response to prior comment 1. Given your statement that subsequent to the change in control transaction on June 13, 2014, "the current management started to organically build the Company's business," it appears that the

transaction which triggered the requirement to file a Form 8-K pursuant to Item 5.01(a)(8) is the June 13, 2014 change in control transaction, and the Form 10 information should have been filed at that time. Please file this information promptly.

2.   Please reconcile your response to prior comment 7 with your disclosure on the cover page of your Form 10-KT filed on March 10, 2015. As noted in our prior comment, you were not eligible to register a class of securities on Form 8-A when your Form 8-A was filed. Please confirm your understanding that you have not registered your class of common stock under Section 12(g) of the Exchange Act and revise the cover page of your future periodic filings, as appropriate. If you wish to register a class of common stock under Section 12(g), please file a registration statement on Form 10.

Notes to Consolidated Financial Statements

Note 1 - Organization and Description of Business, page F-8

3.   We refer to prior comment 11 where we asked you to include all the disclosures required by FASB ASC 805 related to your December 23, 2014 acquisition of 55% of the issued and outstanding shares of Launch TV Network Company (Launch TV). However, we do not see the requested disclosures in your Form 10-KT. Please revise future filings to include the referenced disclosures.

Note 2 – Summary of Significant Accounting Policies

Film costs, page F-12

4.   We refer to prior comment 13 where we asked you to disclose how you assess film costs for impairment and to consider disclosing the specific U.S. GAAP that supports your accounting policies for the recognition and valuation of assets related to film costs. However, we do not see the requested disclosures in your Form 10-KT. Please revise future filings to include the requested disclosures.

Item 9A Controls and Procedures, page 34

5.   We re-issue our prior comment 5, since we note that Management's Annual Report on Internal Control Over Financial Reporting in this filing does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control – Integrated Framework that was used to perform your assessment – i.e., whether the 1992 Framework or the Updated Framework issued in 2013 was used. Please tell us the version of the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control – Integrated Framework that was used to perform your assessment disclosed in this

Form 10-KT. In future filings, including any amendments, please identify the version of the COSO Integrated Framework you used in the assessment. Refer to Item 308(a)(2) of Regulation S-K.

Form 10-K for the Fiscal Year End February 28, 2014

Item 9A(T) Controls and Procedures, page 17

6.   We note your response to prior comment 3. Please amend the filing to provide the disclosures required by Item 307 of Regulation S-K.

Form 10-Q for the Quarterly Period Ended November 30, 2014

Notes to Consolidated Financial Statements

Note 1 - Organization and Description of Business, page 8

7.   We see your response to prior comment 10, however, we do not see where your response provides the calculations we requested of the significance tests outlined at Rule 8-04(b) of Regulation S-X for the Launch TV acquisition. Please provide us with your calculations of the significance tests outlined at Rule 8-04(b) of Regulation S-X for the Launch TV acquisition. File under Form 8-K any historical and pro forma financial statements required by Rule 8-04 and Rule 8-05, respectively, of Regulation S-X as a result of the acquisition. In this regard, we note your December 31, 2014 balance sheet includes $2 million in goodwill related to "shares issued to acquire 55% shares of a subsidiary." Based on disclosures in your filings, we assume the referenced subsidiary is Launch TV.

You may contact Dennis Hult, at (202) 551-3618 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

/s/ Jay Webb for

Kevin L. Vaughn
Accounting Branch Chief